Exhibit 99.3

QR Assay Weighted Average Summary

Shasta Lab, American Assay Lab and Signal Lab

Assay Summary	AU per ton			Drilling AU per ton	Trenching AU per ton
Nov-87	1.9		2013	0.018	5	0.14	0.7
Nov-87	1.9		2013	0.034	5	0.18	0.9
Nov-87	4.5		1996	0.03	1	0.02	0.1
Jan-88	0.44		2008	0.03	1	0.05	0.25
Jan-88	0.81		97	0.025	1	0.047	0.235
Dec-88	0.25		2006	0.026	17	0.057	0.285
Dec-88	0.22		2006	0.04	11	0.0158	0.079
Dec-88	0.21				5	0.08	0.4
Dec-88	0.12				8	0.047	0.235
Dec-88	0.17				4	0.047	0.235
Dec-92	0.15				4	0.04	0.2
Feb-93	0.02
Feb-93	2.06
Feb-93	0.22
Apr-93	4.9
Apr-93	2.1
May-93	1
May-93	0.097
May-93	0.4
May-93	1.05
May-93	0.37
May-93	0.38
May-93	0.16
May-93	0.15
	Samples		Drilling average		Trenching Average
Average	0.98		0.029			0.058371	3.619
24 samples			7 drill holes			62 samples

	23.52		0.203				3.619
	27.342	overall sample oz.	93 total samples				0.2947	weighted average